FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Dec 26, 2006

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Officer

MINUTES NO. 117 OF SADIA S.A. BOARD OF DIRECTORS MEETING,
HELD ON DECEMBER 21, 2006

On the twenty-first day of December of the year two thousand and six, at its facilities at Rua Fortunato Ferraz nº 365 – 2º andar, in São Paulo-SP, the members of Sadia S.A. Board of Directors held a meeting chaired by Mr. Walter Fontana Filho, and upon a verification of compliance with the first paragraph or Article 16 of the Bylaws, the meeting was called to order for appreciation of the matter below, which was approved by unanimous voting of those present, as follows:

1. AMENDMENT TO THE BYLAWS - Articles 15 and 16:
Upon a proposal tabled by the Executive Board and in accordance with the provisions under letter “a”, item VII of Article 17 of the Company's Bylaws, and for the purpose of submission to the appreciation of the Extraordinary Shareholders Meeting to be called, the Board of Directors approved by unanimity the proposal for the amendment of Article 15 and by the majority present the proposal for amendment of Article 16 of the By Laws, consisting of a new procedure for election, by preferred or minority shareholders, of members to the Company's Board of Directors. "To the Shareholders. The new procedure for representing minority shareholders established by the reform of the Corporate Law approved by Law No. 10303/01 implies, upon the lapse of the transition period established in its art. 8º, the need to introduce a more detailed guideline about determining any possible conflict of interests resulting from the election of administrators in competitive companies in the marketplace. In the wake of this reform, the law addressed this issue in its Para. 3, art. 147, acknowledging the ineligibility of members attached to competitors or, more broadly, members having interests which conflict with the Company's interests, an issue which led to the enactment of CVM Instruction No. 367/2002. The Board of Directors realizes that, similarly to the models followed by other Brazilian publicly-held companies, it is justifiable to have in the Bylaws a broad scope in relation to the qualification of the candidates proposed by preferred or minority shareholders so as to enable a better representativeness, by having other shareholders supporting the respective nominees or to facilitate a competition in searching the candidate more capable of making a contribution towards a better corporate governance. On the other hand and without prejudice of the voting right of the shareholder interested in being freely represented in the Board, the Board realizes that, along the same lines of the already cited CVM Instruction No. 367, it is justifiable to adopt clearer guidelines to permit the identification of conflicting interest situations. It should be pointed out that the intention is not to restrict, in any way, the representation of the preferred or minority shareholders in the Board. In this connection, care was taken to make it very clear that, even in a situation of permanent conflict, a shareholder may elect an independent member, defined in a manner similar to that used by BOVESPA. In brief, this is not a restriction to the shareholder and, instead, this is aimed at selecting a candidate that will ensure such representation and, as required by law, an effective performance of the selected member. Further, the Board of Directors realizes that the presence of a member involved in a permanent conflicting situation, i.e., resulting from the election by the same shareholder or group of shareholders (or by other entities directly or indirectly related to them), would lead, undoubtedly, to a repeated, or even permanent, abstention from voting by such member with conflicting corporate activities, a situation highly prejudicial to good corporate governance and, ultimately, to a structural unfeasibility of complying with the legal duties of diligence of a member continuously so impeded. In view of the foregoing, and in conformity with the provision under letter “a”, item VII of Article 17 of the Bylaws, the Board proposes the following amendments to the Bylaws:: I - Article 15: i) change in the wording of Paragraph 1, establishing that the election of Vice President(s) to the Board of Directors be also the duty of the general shareholders meeting; ii) deletion of the current Paragraph 2; iii) introduction of new Paragraphs to that article, to establish a procedure for the nomination by shareholders of members to the Board of Directors and to define and discipline situations of interest conflicting with those of the Company; II - Article 16: Amendment to the heading of this article, to change the minimum frequency for holding ordinary meetings of the Board of Directors, from monthly to quarterly; III – Consolidation of the Bylaws: in accordance with the above proposed amendments. If this proposal is approved, the amended provisions of the Bylaws will read as shown below and, for convenience of the reader, the amendments are shown underlined and in bold, as follows:

CHAPTER IV – THE MANAGEMENT

SECTION I - BOARD OF DIRECTORS

ARTICLE 15

The Board of Directors shall comprise a minimum of seven (7) to a maximum of eleven (11) members, no share qualification being required, and shall adopt an Internal Regulation governing, among other matters deemed convenient, its activities and the activities of the Committees reporting to it, the rights and duties of the Board members and the relationship of the Board with the Executive Board and the remaining corporate bodies.

Paragraph 1
The General Shareholders Meeting shall elect, among its members, the Chairman or President and one or more Vice Chairmen or Vice Presidents who, following the election order, shall substitute for the Chairman or President in cases of absence, impediment or vacancy.

Paragraph 2 .

If a vacancy occurs whereby the number of Board members is reduced below the number fixed in these Bylaws, a General Shareholders Meeting shall be called within thirty (30) days to fill the vacant positions. The term of office of the new members of the Board of Directors elected to fill the vacancies shall coincide with that of the other Members.

(insertions)

Paragraph 3 .
If any shareholder desires to nominate, in accordance with Para. 4 of art. 141 of Law No nº 6.404/76, one or more representatives to the Board of Directors who are not yet members of that body, such shareholder shall notify the Company in writing, at least ten (10) days in advance of the date of the General Shareholders Meeting that will elect the Member, informing the name, qualification and full professional résumé of the candidates, as well as other requisites as required by the Brazilian Securities Exchange Commission – CVM, based on Para. 4 of art. 147 of Law No. 6404/76, also confirming that there are no impediments to the election, as contemplated in the same art. 147, and explained in this Article 15. The Company shall immediately submit, via electronic mail, the communication received to CVM and to the São Paulo Stock Exchange - BOVESPA, with the accompanying documentation, and will publish, no later than three (3) days prior to the date of the General Shareholders Meeting, a notice informing the shareholders that the list of the candidates proposed in accordance with this paragraph, as well as copy of their qualification, professional résumé and certifications of non-impediment are available at the Company's headquarters and at its Internet site.

Paragraph 4 .	Whoever falls under any of the provisions below cannot be elected to the Board of Directors, unless a waiver is given by the General Shareholders Meeting:
(i)
holds a position or function, particularly in the management or in the advisory and audit council, in other legal entities which may be considered a competitor of the Company in the marketplace, in their respective controlling shareholding or in the sponsors of the latter, in other companies under their control or associated to them; or

(ii)
has or represents a conflicting interest in relation to the Company, being presumed that such conflict exists whenever the elected Member of the Company has, cumulatively, (a) been elected by a shareholders who has been also elected as manager or Audit Council member of a competitor in the marketplace (b) not been characterized as an independent member in relation to the shareholders who elected him (jointly referred to as “Voting Shareholder” in Para. 5 below).

Paragraph 5 .
A Member shall be considered independent when such Member: (i) has no relationship with a Voting Shareholder except for interest in the capital; (ii) is not a controlling shareholder, spouse or relative up to a second degree of kinship, or has not been, in the latest three (3) years, related and/or associated to a company or entity related to the Voting Shareholder (persons related to public teaching and/or research institutions are excluded from this restriction); (iii)

has not been, in the latest three (3) years, an employee or administrator of the Voting Shareholder, of the corresponding controlling shareholder or sponsor of the company controlled by them; (iv) has not been a supplier or buyer, either directly or indirectly, of the services and/or products of the Voting Shareholder, to an extent that imply loss of independence; (v) has not been an employee or administrator of the company or entity offering or demanding services and/or products to and from the Voting Shareholder; (vi) is not a spouse or relative up to third degree kinship of the administrator of the Voting Shareholder; (vii) does not receive other compensation from the Voting Shareholder, its controlling shareholder or entity controlled or sponsored by it (cash earnings derived from interest in capital are excluded from this restriction).

Paragraph 6 .
For the purpose contemplated in article 115 of Law No. 6.404/76, the vote given by a shareholder to elect a member who does not meet the requirements in Para. 4 to the Board of Directors shall be considered abusive.

Paragraph 7.
If, after the election of the Member, an event occurs that constitute reasons for impediment as described in Para. 4, (i) the member subject to the impediment is obliged to submit immediately its resignation to the Chairman of the Board of Directors; and (ii) it shall be incumbent to the shareholder who elected such member to notify the fact to the Chairman of the Board, in case the supervening impediment is related to such shareholders and is not a personal factor of the very Member.

Paragraph 8.

For the purpose of Paras. 4, item (ii), letter (a) and 7 of this article, a Member shall be considered elected when (i) the shareholder did it independently or (ii) the shareholder whose votes, considered independently, were essential to complete the minimum percentages required by Para. 4º of art. 141 of Law No. 6404/76 for exercising the right to elect separately a member to the Board of Directors of this Company.

Paragraph 9.

No member of the Board of Directors may have access to information, participate in meetings of this body, exercise the right to vote or in any way intervene in matters that have or represent conflicting interest with the Company's interests (Para. 4, item (ii), letter (a) of this article).

ARTICLE 16
The ordinary meetings of the Board of Directors shall be held, at least, quarterly, on dates established in advance in the annual calendar prepared by the Chairman of the Board of Directors, and the extraordinary meetings whenever deemed required, upon a notice sent to its members at least twenty-

hour hours (24 h) in advance, informing the date, time and place of the meeting, plus a brief explanation of the Order of Business.

Paragraphs 1 to 5 - Unaltered.

Eventually, the Board clarifies that this proposal rectifies and ratifies the content of the matter shown in item 1 of the minutes of the 98th Board of Directors Meeting, held on April 10, 2006, submitting them and expecting their approval by the shareholders at the extraordinary shareholders meeting to be called on a date to be informed later. São Paulo, 12.21.2006. /s/ Members.

2. AMENDMENT TO THE BYLAWS – Sole Paragraph to Article 37: -
The Board of Directors, upon a Proposal by the Executive Board, and in conformity with the provision under letter “a”, item VII of Article 17 of the Company's Bylaws and for the purpose of submitting it to the appreciation of the shareholders at the Extraordinary General Shareholders of the Meetings, approved the following proposal for amendment to the Bylaws: “I – Amendment to the Sole Paragraph of Article 37, considering the need to point out the legal impediments for candidates as members to the Company's Audit Council and to exclude, from the current text, the existing restriction for paying a compensation solely to the effective members of that body. II – Restatement of the Bylaws, as a result of the amendment proposed herein. If this proposal is approved, the amended provisions of the Bylaws will read as follows:

CHAPTER VI – THE AUDIT COUNCIL

ARTICLE 37 (heading unchanged)

Sole Paragraph -

Besides the persons referred to in Article 147 of Law 6404/76, and as explained in Article 15 of the Bylaws, the persons referred to in Article 162, Para. 2 of Law 6404/76 cannot be elected to the Audit Council.

This is the proposal of the Board of Directors, and its approval by the shareholders at the extraordinary shareholders meeting to be called later is expected. São Paulo, 12.21.2006. /s/ Members.

3. CHANGING THE MEMBERS OF THE BOARD OF DIRECTORS:
The Board resolved to record in the minutes that Member Romano Ancelmo Fontana Filho submitted his resignation of this function on 12.01.2006. The President thanked Mr. Romano for his commitment during his term in that body.

4. ELECTION OF A MEMBER TO THE BOARD OF DIRECTORS:-
In the view of the existing vacancy, the Board of Directors resolved, in accordance with art. 150 pf Law 6404/76, to elect for the remaining term of office up to the Ordinary Shareholders Meeting to be held in 2007, Mr. MARCELO FONTANA, a Brazilian citizen, married, business administrator, holder of the Identily Card RG No. 17.924.408 - SSP/SP and enrolled in the Ministry of Finance Register of Individual Taxpayers – CPF/MF under No. 460.201.369-49, resident and domiciled in the City of São Paulo, State of São Paulo, at R. Borba Gato, 331 - ap.123C, CEP: 04747-030, who, being present at the time and for the purposes of taking office, made the representation required by Article 157, of Law No. 6404/76, according to which, on that date, he was the title holder of 2,306,959 Ordinary Nominative (ON) and 1,064 Preferred Nominative (PN) shares issued by Sadia S.A.

Thereafter, the Chairman read the INSTALLATION CERTIFICATE which, transcribed in full, was subscribed by the newly-elected Member:

"The undersigned, member of SADIA S.A. Board of Directors, declares to accept this function and undertakes to exercise it with loyalty and commitment to the Company's interests."

______________________________________________________________________________________
MARCELO FONTANA

5. PAYMENT OF INTEREST ON OWN CAPITAL
Upon the appreciation of the full content of the Minutes No. 415 of the Executive Board meeting held on 12.19.2006, the Board of Directors, in conformity with the provision in item IV, Article 17 of the Bylaws, authorized the payment of interest on own capital in the amount of R$ 0.10179 per share, whether ordinary or preferred shares. This interest shall be included in the calculation of the compulsory minimum dividend to be approved at the next Ordinary Shareholders Meeting. The payment shall be made on 02.16.2007, based on the shareholding position at 12.28.2006, and income tax shall be withheld at source at the rate of fifteen percent (15%), within the terms of Para. 2, Article 9 of Law No. 9.249/95, except for shareholders who are exempted or not subject to it.

6. NOTICE OF THE EXTRAORDINARY SHAREHOLDERS MEETING:
In view of the proposals to be appreciated at the Extraordinary Shareholders Meeting, the Board of Directors, in conformity with item VI, Article 17 of the Bylaws, resolved to call an Extraordinary Shareholders Meeting to be held at the company's headquarters on January 13, 2007, beginning at 11:00 a.m., the notice of which shall include the following Order of Business and pertinent Remarks:

1) Consolidation of subsidiary companies: a) Appreciation of the proposals dated 10.30.2006, submitted by the Board of Directors, for an upstream merger of the companies Ema Empresa Matogrossense de Alimentos Ltda. and Intergen Ltda.; b) Ratification of the Board's decision that appointed a specialist firm to prepare the appraisal reports of the respective shareholders' equity of the companies to be merged; c) Appreciation of the appraisal reports and for a decision about the mergers.

2) Amendment to the Bylaws: Appreciation of the proposals dated 12.21.2006, submitted by the Board of Directors, to amend certain Bylaws provisions due to:

a) new procedure for representing preferred or minority shareholders in the election of a member to the Board of Directors, recommending the need to adopt guidelines for identifying possible conflicts of interest and other improvements to ensure a sound corporate governance involving: I - Article 15: i) change in the wording of Paragraph 1, establishing that the election of Vice President(s) to the Board of Directors be also the duty of the general shareholders meeting; ii) deletion of the current Paragraph 2; iii) introduction of new Paragraphs to that article, to establish a procedure for the nomination by shareholders of members to the Board of Directors and to define and discipline situations of interest conflicting with Company's interests; II - Article 16: Amendment to the heading of this article, to change the minimum frequency for holding ordinary meetings of the Board of Directors, from monthly to quarterly; and b) need to point out legal impediments for candidates to members to the audit council and exclusion, from the current text, pf the existing restriction to the payment of compensation solely to the effective members of that body, involving: Article 37. Sole Paragraph: Amendment of the wording, pointing out the legal impediments for the election of members to the Board of Directors and deletion of the existing restriction whereby compensation is provided solely to effective members of this body.

3) Restatement of the Bylaws: in accordance with the above proposed amendments.

General Instructions:
1. proxies for the general meeting shall be received at the São Paulo Administrative Center at Rua Fortunato Ferraz, nº 365, 2º andar, Vila Anastácio -São Paulo-SP, Investors Relations Management, no later than 05:00 p.m., January 10, 2007.
2. the shareholders will find at their disposal, at the Company's headquarters and at the site www.sadia.com.br, the documentation on the matters to be appreciated at the extraordinary shareholders meeting, in compliance with Paragraph 3 of article 135 of Law 6404/76;
3. pursuant to the Brazilian Securities Exchange Commission – CVM Instruction No. 319, dated 12.03.1999, the merging conditions were disclosed in the Material Fact announcement published on 10.31.2006 by the press, in accordance with legal requirements. --------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
here being no further business, the meeting was adjourned for drawing up these minutes, which were then signed by all Board members present.

São Paulo, December 21, 2006

/s/ Walter Fontana Filho (Chairman/President); Eduardo Fontana d’Avila (1st Vice Chariman/Vice President); Osório Henrique Furlan (2nd Vice Chairman/Vice President); Alcides Lopes Tápias; Everaldo Nigro dos Santos; Francisco Silverio Morales Cespede; José Marcos Konder Comparato; Norberto Fatio; Romano Ancelmo Fontana Filho; Vicente Falconi Campos.

I CERTIFY that this is a faithful copy of items 1, 5 and 6 of the Minutes No. 117, transcribed from the Book of Minutes No. 4 of Sadia S.A. Board of Directors.

José Nestor Conceição Hopf
Secretary